UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54331/August 21, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12381

In the Matter of :	
:	
GO ONLINE NETWORKS CORP., :	
INTEGRATED COMMUNICATION :	
NETWORKS, INC., :	ORDER MAKING FINDINGS
KEYSTONE ENERGY SERVICES, INC., :	AND REVOKING REGISTRATIONS
SCOTTSDALE TECHNOLOGIES, INC., :	BY DEFAULT AGAINST FIVE
SIENNA BROADCASTING CORP., and :	RESPONDENTS
TRITON NETWORK SYSTEMS, INC. :	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 26, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). On August 11, 2006, the Division of Enforcement (Division) filed motions for default or, in the alternative, leave to file motions for summary disposition against all Respondents.[1] Service of the OIP on all Respondents was accomplished as of July 31, 2006, pursuant to Rule 141(a)(2)(ii) of the Commission's Rules of Practice. To date, no Respondent has filed an Answer, due ten days after service of the OIP. See OIP at 3; 17 C.F.R. § 201.220(b).

Go Online Networks Corp. (Go Online), Integrated Communication Networks, Inc. (Integrated), Keystone Energy Services, Inc. (Keystone), Scottsdale Technologies, Inc. (Scottsdale), and Sienna Broadcasting Corp. (Sienna) are in default for failing to file Answers during the time permitted or otherwise defend the proceeding against them. 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, pursuant to Rule 155(a) of the Commission's Rules of Practice, the following allegations are deemed to be true as to these five Respondents.

Go Online (CIK No. 1056617) is a forfeited Delaware corporation located in Chatsworth, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Go Online is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2004. As of June 2, 2006, the company's common stock (symbol: GONT) was quoted on the over-the-counter stock-quotation system operated by Pink Sheets LLC (Pink Sheets), had

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[1] Since the filing of the Division's motion, Respondent Triton Network Systems, Inc., settled the proceeding against it. See Go Online Networks Corp., Exchange Act Release No. 54330 (Aug. 18, 2006).

fourteen market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Integrated (CIK No. 1098300) is a revoked Nevada corporation located in Aliso Viejo, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Integrated is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported that the company had doubts about its ability to continue as a going concern and had a working capital deficiency of $5.2 million. As of June 2, 2006, the company's common stock (symbol: ICNW) was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Keystone (CIK No. 1053243) is an inactive Minnesota corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Keystone is delinquent in its periodic filings with the Commission, having filed no periodic reports since it filed a Form 10-SB registration statement on December 3, 1999, which reported that the company had an operating loss of $1.3 million for fiscal year 1999. As of June 2, 2006, the company's common stock (symbol: KESE) was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Scottsdale (CIK No. 1046303) is a void Delaware corporation located in Scottsdale, Arizona, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Scottsdale is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on December 11, 1997, which reported that the company had zero revenues, total assets of $500, and a net loss of $4,067 for the six months ending March 31, 1997. As of June 2, 2006, the company's common stock (symbol: SDNI) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Sienna n/k/a Contemporary Solutions, Inc. (CIK No. 849354), is a Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Sienna is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-QSB for the period ended September 30, 2002. It has also failed to change its name in the Commission's records to its new name, Contemporary Solutions, Inc., as required. As of June 29, 2006, the company's common stock (symbol: CPSL) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Each of these Respondents is delinquent in its periodic filings with the Commission. Each has repeatedly failed to meet its obligations to file timely periodic reports, and failed, in whole or in part, to heed delinquency letters sent to it by the Commission's Division of Corporation Finance requesting compliance with the company's periodic filing obligations or, through the company's failure to maintain a valid address on file with the Commission, did not receive such letters.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Exchange Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB. As a result of the foregoing, each Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In view of the above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Go Online, Integrated, Keystone, Scottsdale, and Sienna.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Go Online Networks Corp., Integrated Communication Networks, Inc., Keystone Energy Services, Inc., Scottsdale Technologies, Inc., and Sienna Broadcasting Corp. are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge